FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece’s repeat General Meeting

National Bank of Greece announces that the repeat General Meeting of its Shareholders was held on 3 June 2005 at Megaro Mela.

Present at the Bank’s repeat General Meeting were shareholders representing 25.22% of the Bank’s paid up share capital.

Accordingly, discussion on the agenda (regarding approval of a stock options programme for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended) was postponed, due to lack of the quorum required by the law and the Bank’s Articles of Association, for a second repeat General Meeting to be held at 12:00 noon on Wednesday, 22 June 2005, at Megaro Mela (Eolou 93), as per the Bank’s Board of Directors’ resolution following the repeat General Meeting.

Athens, 3 June 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

	/s/	Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 6th June , 2005

Chairman - Chief Executive Officer